EXHIBIT 99.1

PACIFIC THERAPEUTICS SIGNS AGREEMENT WITH BROKER DEALER TRIPOINT GLOBAL EQUITIES LLC.

VANCOUVER, BC, Canada –May 15, 2014 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets. The Company’s lead programs focus on diseases of excessive scarring (fibrosis) and erectile dysfunction which are $1 billion plus market opportunities.

The Company is pleased to announce that it has entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”), a FINRA member firm. TriPoint is a global investment bank focused on assisting fast growing companies. The company has issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share. The warrants expire on May 14, 2016.

Doug Unwin CEO and President of the Company stated “having TriPoint available to advise us on business and corporate development, business expansion, recruiting of directors as well as establishing additional investment banking relationships will be invaluable”. In addition TGE will assist the Company in creating a corporate image for the U.S. capital markets including introductions to retail brokerage firms and assisting in generating investor interest.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

Pacific Therapeutics Ltd. lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of Pentoxifylline an FDA approved drug and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant. The Company has completed an initial clinical trial of the combination with positive results. “It’s estimated that 45 % of all deaths are related to fibrotic changes” World Health Organization Feb, 2008.

Worldwide, there are over 5,000,000 people living with Idiopathic Pulmonary Fibrosis (IPF), (IPF Coalition). IPF therapy sales across the US, France, Germany, Italy, Spain, and the UK to rise to over $1.1 billion by 2017, at a Compound Annual Growth Rate (CAGR) of 86.6% (RnR Market Research, 2013). IPF kills more patients per year than either prostate or breast cancer.

In 2011 the total market for drugs to treat erectile dysfunction (“ED”) exceeded $5 billion. Pacific Therapeutics Ltd. has finalized a license to an oral dissolving technology (“sublingual formulation”) of an approved drug to treat erectile dysfunction (ED).

Sales of the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation may improve on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs the opportunity has developed for innovative formulations of drugs for ED. This is a very exciting development for Pacific Therapeutics Ltd. as it shortens the time to market for the Company’s first product and may add significantly to future revenues.

The Company plans to build on the already significant development of the sublingual treatment with the initiation of a pivotal Bioequivalence trial. With successful results from this trial the Company will begin the application for marketing approval.

ABOUT TRIPOINT GLOBAL EQUITIES LLC.

TriPoint Global Equities, LLC. is a global investment bank focused on assisting fast growing companies. The team consists of specialists dedicated to helping small-cap company’s access U.S. capital markets and achieve their growth objectives.

TriPoint assists growing companies enter the U.S. public markets while simultaneously raising capital. They do this by employing experience and organization to provide a tailored and flexible financial strategy and implementation plan that will fuel the achievement of its client’s business objectives. TriPoint is a Member FINRA (www.finra.org), SIPC (www.sipc.org) and MSRB (www.msrb.org). www.tripointglobalequities.com

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.